FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2013

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

Attached to Registrant's Form 6-K for the month of June 2013 and incorporated by reference herein is the Registrant's immediate report dated June 10, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: June 10, 2013

PRESS RELEASE

Formula Systems Announces Distribution of Cash Dividend

Or Yehuda, Israel, June 10, 2013 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a leading provider of software consulting services, computer-based business solutions and proprietary software products, today announced that its Board of Directors has declared a cash dividend in the amount of US $0.37 per share and in the aggregate amount of approximately US $5.5 million.

The dividend is payable on July 18, 2013 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on July 2, 2013.

In accordance with Israeli tax law, the dividend is subject to withholding at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars with respect to the ordinary shares of Formula Systems traded on the Tel Aviv Stock Exchange and the American Depositary Receipts of Formula Systems traded on the NASDAQ Global Select Market.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its public company subsidiaries Matrix, Sapiens Corporation and Magic Software, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.